I Was Happy Yesterday LLC (the "Company") a Delaware

Limited Liability Company

Financial Statements

As of inception – May 7, 2026

Unaudited

I Was Happy Yesterday LLC
Balance Sheet

Balance Sheet	As of May 7, 2026
Assets	
Current assets:	
Cash and cash equivalents	$0.00
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	**$0.00**
Property and equipment - net	$0.00
Total assets	**$0.00**
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$0.00
Accrued expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	**$0.00**
Convertible notes (if any)	$0.00
Other long term liabilities	$0.00
Total liabilities	**$0.00**
Stockholders' Equity:	
Total value of common stock issued	$0.00
Total value of preferred stock issued	$0.00
SAFE - future equity obligation	$0.00
Additional paid-in capital	$0.00
Total stockholders' equity:	**$0.00**
Total liabilities and stockholders' equity:	**$0.00**

Unaudited

I Was Happy Yesterday LLC
Income Statement

Income Statement	As of May 7, 2026
Revenue - net	$0.00
Cost of revenue	$0.00
Gross profit/loss	**$0.00**
Operating expenses	$0.00
Operating profit/loss	**$0.00**
Other income/expense	$0.00
Net profit/loss	**$0.00**

Unaudited

I Was Happy Yesterday LLC
Statement of Cash Flows

Statement of Cash Flows	As of May 7, 2026
Cash flows from operating activities	$0.00
Cash flows from financing activities	$0.00
Cash flows from investing activities	$0.00
Cash at beginning of period	$0.00
Net increase/decrease in cash	**$0.00**
Cash at the end of period	**$0.00**

Unaudited

I Was Happy Yesterday LLC Statement of Changes in Equity

Statement of Changes in Equity	As of May 7, 2026
Opening Balance	**$0.00**
Net profit/loss	**$0.00**
Stock Issued	**$0.00**
Preferred Stock Issued	**$0.00**
Ending Balance	**$0.00**

Unaudited

I Was Happy Yesterday LLC
Notes to the Financial Statements
May 7, 2026 (inception)
$USD

1. ORGANIZATION AND PURPOSE

I Was Happy Yesterday LLC (the "Company") is a limited liability company organized in May 2026 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. DISCLOSURES

a) Intellectual Property Disclosure

The Company does not currently own the underlying intellectual property associated with the film project. These rights are currently held by the director. The Company intends to enter into a license or assignment agreement prior to production.

b) Early-Stage Company Disclosure

The Company is newly formed, has no operating history, and has generated no revenue to

date. **c) Use of Funds**

Production: $400,000 – $475,000
Marketing: ~$150,000
WeFunder Fee: ~$50,000
Administrative/Other: Remainder

The Company intends to raise funds over the course of 2 rounds, the first, prioritizing production expenses, and the second, prioritizing marketing expenses.

d) Compensation Disclosure

Certain members of the production team will receive fixed compensation included in the production budget.

e) International Production Risk

Production outside the U.S. involves regulatory and currency risks.